

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 14, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Common Shares of Beneficial Interest, $0.01 par value per share, of NUVEEN HIGH
INCOME 2023 TARGET TERM FUND under the Exchange Act of 1934.

Sincerely,